August 19, 2009 By EDGAR Submission U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Joseph McCann
Mail Stop 6010 (202) 551-6262

Re:	A123 Systems, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed July 30, 2009
File No. 333-152871

Ladies and Gentlemen:

On behalf of A123 Systems, Inc. (“A123” or the “Company”), submitted herewith for filing is Amendment No. 6 (“Amendment No. 6”) to the Registration Statement referenced above (the “Registration Statement”).  The Company is filing this Amendment No. 6 in response to comments contained in a letter, dated August 3, 2009 (the “Letter”), from Peggy Fisher of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to David Vieau, Chief Executive Officer of A123.  The response contained herein is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale”) by the Company.  The response is keyed to the heading used in the Letter.

Prospectus Summary

We note the reference to industry information and projections of A.T. Kearney in the second paragraph and the supporting supplemental information furnished to the staff.  It appears that this information was commissioned by the underwriter on behalf of the registrant for use in this registration statement.  Please file the consent of A.T. Kearney as an exhibit to the registration statement.  If the data from IHS Global Insight was prepared for the registrant for use in the registration statement, please also file a consent for that entity.  See Rule 436 of Regulation S-K.

Response:

The Company has revised the Registration Statement in response to the Staff’s comment. Please see Exhibits 23.4 and 23.5. The Company advises the Staff that no underwriter commissioned the reports containing the cited data. The data obtained from A.T. Kearney (“ATK”) was extracted from data generated by ATK for a report that was commissioned by the Department of Energy. Similarly, IHS Global Insight had previously prepared a database of information when Morgan Stanley requested a “slice” of data from their database.

In addition, the Company has filed new artwork with this filing.  Please see the inside cover pages of the prospectus.

If you require additional information, please telephone either the undersigned at the telephone number indicated on the first page of this letter, or John Chory of this firm at (781) 966-2001.

Sincerely,

/s/ Susan L. Mazur

Susan L. Mazur

cc (via facsimile):	Eric Pyenson, Esq., Vice President & General Counsel,
A123 Systems, Inc., fax: (617) 924-8910